Exhibit 99.2

Altamira Therapeutics Announces Closing of up to $12.0 Million Public Offering

$4 million upfront with up to an additional $8 million of aggregate gross proceeds upon the exercise in full for cash of milestone-linked warrants

HAMILTON, BERMUDA, September 19, 2024 – Altamira Therapeutics Ltd. (“Altamira” or the “Company”) (Nasdaq:CYTO), a company dedicated to developing and commercializing RNA delivery technology for targets beyond the liver, today announced the closing of its previously announced public offering of an aggregate of 5,555,556 common shares (or pre-funded warrants in lieu thereof) accompanied by Series A-1 common warrants to purchase up to 5,555,556 common shares and Series A-2 common warrants to purchase up to 5,555,556 common shares, at a combined public offering price of $0.72 per share (or per pre-funded warrant in lieu thereof) and accompanying Series A-1 common warrant and Series A-2 common warrant. The Series A-1 common warrants have an exercise price of $0.72 per share, are immediately exercisable upon issuance and expire on the earlier of the eighteen-month anniversary of the initial issuance date or 60 days following the date the Company publicly announces positive biodistribution data for AM-401 or AM-411 nanoparticles. The Series A-2 common warrants have an exercise price of $0.72 per share, are immediately exercisable upon issuance and expire on the earlier of the five-year anniversary of the initial issuance date or six months following the date the Company publicly announces the entry into one or more agreements relating to the further development and commercialization for AM-401 or AM-411, provided at least one such agreement covers a territory that includes all or a part of the European Union or the United States.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The aggregate gross proceeds to the Company from this offering were approximately $4.0 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The potential additional gross proceeds to the Company from the Series A-1 common warrants and Series A-2 common warrants, if fully exercised on a cash basis, will be approximately $8.0 million. No assurance can be given that any of the Series A-1 common warrants or Series A-2 common warrants will be exercised. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

The securities described above were offered pursuant to a registration statement on Form F-1 (File No. 333-281724), as amended, originally filed on August 22, 2024 with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on September 17, 2024. The offering was made only by means of a prospectus which forms a part of the effective registration statement relating to the offering. Electronic copies of the final prospectus may be obtained on the SEC’s website at http://www.sec.gov and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

The Company also agreed to amend certain existing warrants to purchase up to an aggregate of 555,556 common shares that were previously issued in July 2023 at an exercise price of $9.00 per common share and an expiration date of July 10, 2028. Effective upon the closing of the offering, the amended warrants have a reduced exercise price of $0.72 per common share and expire five years following the closing of the offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Altamira Therapeutics

Altamira Therapeutics (Nasdaq: CYTO) is developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (OligoPhore™ / SemaPhore™ platforms). The Company currently has two flagship siRNA programs using its proprietary delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. The versatile delivery platform is also suited for mRNA and other RNA modalities and made available to pharma or biotech companies through out-licensing. In addition, Altamira holds a 49% stake (with additional economic rights) in Altamira Medica AG, which holds its commercial-stage legacy asset Bentrio®, an OTC nasal spray for allergic rhinitis. Further, the Company is in the process of partnering / divesting its inner ear legacy assets. Founded in 2003, Altamira is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

Forward-Looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira’s strategies or expectations and statements regarding the anticipated use of proceeds from the offering, the ability of the Company to achieve certain milestone events, and the exercise of the Series A-1 common warrants and Series A-2 common warrants upon the achievement of such milestone events or otherwise prior to their expiration. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, market and other conditions, the clinical utility of Altamira’s product candidates, the timing or likelihood of regulatory filings and approvals, Altamira’s intellectual property position and Altamira’s financial position. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira’s Annual Report on Form 20-F for the year ended December 31, 2023, and in Altamira’s other filings with the SEC, which are available free of charge on the SEC’s website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira or to persons acting on behalf of Altamira are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

CONTACT:

Hear@altamiratherapeutics.com